Exhibit (a)(1)(i)(a)
Cover Letter to Offer to Purchase and Letter of Transmittal

CPG Carlyle Fund, LLC

If you do not want to sell your Units at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

December 22, 2016
Dear Investor:
We are writing to inform you of important dates related to the tender offer by CPG Carlyle Fund, LLC (the "Fund").  If you are not interested in selling your Class A and/or Class I units of beneficial interest of the Fund (the "Units") at this time, please disregard this notice and take no action.
The tender offer period will begin on December 22, 2016 and end on January 23, 2017, and any Units tendered to the Fund will be valued on March 31, 2017 for purposes of calculating the purchase price of such Units.  The purpose of the tender offer is to provide liquidity to investors of the Fund.  Fund Units can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.
Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, UMB Fund Services, Inc. ("UMB"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your Units, simply disregard this notice.  No action is required if you do not wish to redeem at this time.
All requests to tender Units must be received by UMB, either by mail or by fax, in good order, by January 23, 2017.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UMB by calling the Fund at (212) 317-9200.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting UMB to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by UMB, there can be no assurance that your tender has been received by the Fund.
If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 317-9200.
Sincerely,

CPG Carlyle Fund, LLC